

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 25, 2006

<u>via U.S. mail and facsimile</u>

Mr. Dale Corman
Chair of the Board, CEO and President
Western Copper Corporation
Suite 2050 – 1111 West Georgia Street
Vancouver, B.C.
CANADA V6E 4M3

>   **Re: Western Copper Corporation**
>   **Form 20-F registration statement**
>   **Filed September 20, 2006**
>   **File No. 0-52231**

Dear Mr. Corman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed September 20, 2006

General

1.   Please be advised that your Form 20-F registration statement will automatically become effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2.   You indicate on the cover page that you have been subject to the filing requirements of the Securities Exchange Act for the past 90 days. Please revise to correct this assertion, or explain why you believe it is accurate.

3.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one section of the document, but our silence on similar or related disclosure elsewhere in the same document does not relieve you of the need to make similar revisions elsewhere as appropriate.

4.   Rather than relying entirely on a lengthy glossary of technical terms, you will improve your disclosure by defining technical terms in context upon first usage and by minimizing overly technical disclosure. Examples include references at page 14 to the YEA and the YESAA processes, as well as the highly technical discussion that appears under "Carmacks Copper Project" at page 17 and elsewhere.

5.   Please add disclosure to discuss your reasons for filing this Form 20-FR.

Special Note Regarding Forward-Looking Statements, page 5

6.   The PSLRA of 1995 does not apply to statements in your filing for several reasons, including the fact that you are not currently a reporting issuer. See Section 21E (a)(1) of the Securities Exchange Act. Please revise accordingly.

7.   Revise the second paragraph to eliminate any suggestion that you include unreliable data or disclosure in your filing. You are reliable for all disclosure that appears in your filings with the Commission.

Risk Factors, page 9

8.   Eliminate language that tends to mitigate the risk you discuss, including clauses that begin "although" and references to insurance you have "consistent with industry practice." Also state the risks plainly and directly, rather than suggesting that you can give or that there is no assurance, or that the effects cannot be accurately predicted.

Property, Plant and Equipment, page 14

Sampling and Analysis, page 21

9.   You indicate on page 22 that the terminology used elsewhere in your filing "is not exactly correct." Please revise to clarify what you mean by this, and change your disclosure throughout the filing as necessary to ensure that it is accurate.

Conclusions and Recommendations, page 23

10.   Clarify what your business plans are, and make clear which portions of the disclosure merely reflect the contents of a third-party report. For example, we note the reference to the undertaking of a "thorough examination of previous exploration work" (page 22) and to a budget for the 18 months following the date of "this report." We may have additional comments.

Operating and Financial Review and Prospects

Operating Results, page 24

11.   Please expand your disclosure to include discussions of your operating results for years 2003 to 2005, complying with the requirements of Form 20-F Items 5 and 5A.

12.   We note your disclosure cautioning readers that the allocation of expenses does not necessarily reflect future general and administrative expenses. Please expand your disclosure to further discuss matters which may impair the indicative value of your reported results of operations.

Liquidity and Capital Resources, page 25

13.   Expand the last paragraph to include the components of the net amounts listed as "received" in the two periods cited in the first two sentences.

Executive Officers, page 27

14.   Your sketches should provide a complete description of each director's and
       manager's experience and qualifications. See Item 6 of Form 20-F. For example,
       expand Mr. Jensen's sketch to provide a more detailed discussion of his business
       experience since he received his MBA, including dates, employers and jobs held.
       We note the reference to his "recent experience" in that regard. Similarly, name
       all current employers, including the entity for which Mr. Kinney works, and
       identify the principal business conducted by all current employers, such as Roador
       Inc.

United States Federal Income Tax Consequences, page 38

15.   Provide all the information that Item 10.E of Form 20-F requires. In that regard:

       •   Eliminate the suggestion that the reader "should" seek advice from others.
           You may suggest that course of action, however.
       •   You refer to a section captioned "Canadian Federal Income Tax
           Consequences," but it is unclear where that section appears.
       •   Eliminate the suggestion that the disclosure is "for general information
           only," and do not suggest that it is merely a "general" discussion of these
           matters.

Passive Foreign Investment Company, page 42

16.   We note the additional obligations and risks you cite in this section, including
       those noted in the first two full paragraphs on page 45. Ensure that your risk
       factor at page 12 identifies the material related risks.

Documents on Display, page 46

17.   Revise to clarify that you will be subject to the informational requirements of the
       Securities Exchange Act upon effectiveness. Also revise to provide the
       Commission's correct address, 100 F Street, N.E., Washington, D.C. 20549.

Exhibits, page 48

18.   Please add to your index and file as an exhibit the consent of your independent
       auditors, as required by Item 10.G of Form 20-F.

Signatures, page 49

19.   Explain the reference to "Gold Ltd. dated as of May 3, 2006" in the first part of
       this section.

Exhibit 17.1 – Western Copper Business

Financial Statements – December 31, 2005, 2004 and 2003

General

20.   Please number your pages in this Exhibit, as well as in Exhibit 17.2.

Statements of Cash Flows

21.   Clarify for us why depreciation expense is not a non-cash adjustment to your
       operating cash flows, given that you appear to be depreciating property and
       equipment.

Note 1 – Transfer of Assets

22.   Please expand your disclosure to clarify whether Western Copper was part of the
       Western Silver business sold to Glamis Gold, or if separation occurred prior to
       this transaction. Please make corresponding changes to your disclosure in Note 2
       of Exhibit 17.2.

Note 11 – Material Differences Between Canadian and U.S. GAAP

23.   We note you disclose under a) that for U.S. GAAP purposes, mineral property
       acquisition costs, exploration expenditures, and periodic option payments relating
       to mineral properties for which commercial feasibility has not been established
       are expensed as incurred. However, we note that you show a $4 million balance
       at December 31, 2005 and December 31, 2004 of mineral properties under U.S.
       GAAP. Please clarify in your disclosure how you have been able to support the
       capitalization of costs related to your mineral properties, in light of your
       disclosure under a), and in testing for impairment under SFAS 144 for U.S.
       GAAP purposes. Please make parallel changes to your disclosures in Note 13 of
       Exhibit 17.2.

Note 12 – Subsequent Events

24.   We note you disclose that up to and including July 28, 2006, you have received
       1.498 million common shares of Quaterra Resources Inc. (market value of
       $2,757,000 as of May 3, 2006). However, we do not see discussion of these
       Quaterra Resources common shares in your June 30, 2006 interim financial
       statements per Exhibit 17.2. Please add disclosure in Exhibit 17.2 to update
       information about this transaction; clarify whether these shares represent

marketable securities transferred to you by Western Silver, and address the status of these shares at the time of selling them during the second quarter.

25. Given that you disclose in Note 2 of Exhibit 17.2 that the carrying value of the marketable securities transferred was $267,092, having a market value on May 3 of $2,757,000, disclose the manner by which you calculated the gain on sale of $870,577.

Exhibit 17.2 – Western Copper Corporation

Financial Statements – June 30, 2006

General

26. Please acknowledge that you understand that financial statements for the entire fiscal year ending December 31, 2006, including the predecessor's stub period from January 1, 2006 to your spin-off date, will eventually need to be audited, for purposes of filing your annual report when it becomes due.

Note 2 – Plan of Arrangement

27. We note you disclose that pursuant to the Plan of Arrangement, each Western Silver stock option holder received one of your stock options; and that you also granted a warrant to Glamis Gold providing for the acquisition of 5% of your fully diluted shares as of the May 3, 2006 acquisition date. Please expand your disclosure to discuss how you valued the options and warrants granted, and how you concluded that the entire fair values should be recorded as equity under U.S. GAAP. Please also clarify how the fair values of options issued compared to the fair value of options retired in the exchange.

Note 14 – Subsequent Events

28. We note you disclose that on September 18, 2006, you announced that you have agreed to acquire Lumina Resources Corporation, subject to completion of a definitive agreement and approval by Lumina shareholders, legal and regulatory authorities. Please provide your analysis of significance under Rule 3.05 of Regulation S-X in determining whether separate financial statements are required of your probable business acquisition, pursuant to Instruction 1 to Item 8 of Form 20-F. You can refer to FRC 506.02.c.ii for the meaning of the term "probable" as it relates to this guidance.

Engineering Comments

Form 20-F Filed September 20, 2006

General

29.   Please note that the word "development" has a very specific meaning under
        Industry Guide 7(a)(4). The Guide limits the use of this term to the "development
        stage," when companies are preparing reserves for production. If you do not have
        any "reserves," as defined by Industry Guide 7, please do not use the terms
        "develop" or "development" to refer to work on mineral properties. Replace
        these words, as needed, with the terms "explore" or "exploration." This applies to
        the use of these terms in the Financial Statement headnotes and footnotes, see
        Instruction 1 to paragraph (a), Industry Guide 7. You may access this guidance
        on our website at the following address.

                http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Information About the Company, page 13

D. Property, Plant and Equipment, page 14

Carmacks Copper Project, page 14

30.   Your disclosure about the Carmacks project contains significant amounts of
        technical information, which tends to obscure what is important to the average
        investor.

        •   Substantially revise your disclosure, and rewrite sections as needed to
            eliminate extraneous detail, and summarize the information.
        •   Present information in clear, concise sections, using paragraphs and
            sentences that are easily understandable to the average reader.
        •   Whenever possible, use short explanatory sentences and bullet lists.
        •   Avoid highly technical terminology.
        •   Use descriptive headings and subheadings.

        In particular, evaluate the materiality of sections such as the "Geologic Setting"
        and "Regional Geology" to determine if this disclosure is needed. Also remove
        all references to technical reports outside of this document.

31.   Please insert a small-scale map showing the location and access to your
        properties, see Item 4D of the Form 20-F instructions. Briefly describe the access
        to your properties in the text. Note that SEC's EDGAR program now accepts
        digital maps; so please include these in any future amendments that are uploaded
        to EDGAR. It is relatively easy to include automatic links at the appropriate

locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for review.

32. Concerning the history of the Carmacks project, please limit your disclosure to events that are directly related to your property.

<u>Website</u>

33. We note that on your website and in some press releases you use the terms "measured," "indicated," "inferred," and "resources" when referring to mineralization. If you continue to make references on your web site or press releases to measures not recognized by the SEC, please accompany such disclosure with the following cautionary language, prominently displayed in bold type:

> "Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-52231, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml."

34. To the extent that you have posted on your web site disclosure about adjacent or other properties on which you have no right to explore or mine, please include the following language along with the above cautionary note:

> "This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC does not allow information of this type to appear in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining

Engineer, at (202) 551-3718 if you have any questions about comments on engineering matters. Please contact Lisa Beth Lentini, Attorney-Adviser, at (202) 551-3334, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        L. Lentini
        L. Dang
        K. Hiller
        K. Schuler